

07004155

Best Available Copy

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL
RECEIVED
FEB 2 8 2007
WASH. D.C.
210
SECTION

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SEC FILE NUMBER
8-66414

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Weiss Investment Management Services LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Franklin Avenue
(No. and Street)

Garden City	New York	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Barton — (516) 535-5735
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demasco, Sena & Jahelka LLP
(Name – *if individual, state last, first, middle name*)

5788 Merrick Road	Massapequa	New York	11758
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arnold Barton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weiss Investment Management Services LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PARTNER

Title

ROSEMARIE HUGEL
Notary Public, State of New York
No. 01HU6116477
Qualified in Nassau County
Commission Expires November 8, 2006

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISS INVESTMENT MANAGEMENT SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

WEISS INVESTMENT MANAGEMENT SERVICES, LLC

TABLE OF CONTENTS


Demasco
Sena
Jahelka LLP
Certified Public Accountants

ANTHONY J. DEMASCO, CPA
VINCENT R. SENA, CPA
BOB C. JAHELKA, CPA
CHRISTOPHER SENA, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Weiss Investment Management Services, LLC
1055 Franklin Avenue
Garden City, New York 11530

We have audited the accompanying statements of financial condition of Weiss Investment Management Services, LLC as of December 31, 2006 and December 31, 2005 and the related statements of operations, changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weiss Investment Management Services, LLC as of December 31, 2006 and December 31, 2005 and the results of its operations, changes in members' equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Demasco, Sena & Jahelka LLP

Massapequa, New York
February 20, 2007

5788 MERRICK ROAD, MASSAPEQUA, NEW YORK 11758 • TELEPHONE (516) 541-6549 • FACSIMILE (516) 541-6563

WEISS INVESTMENT MANAGEMENT SERVICES, LLC
STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2006	2005
ASSETS		
Current assets		
Cash	$ 286,314	$ 229,590
Deposits with clearing organizations	212,366	203,980
Due from other broker-dealers and and clearing organizations	533,111	562,599
Prepaid expenses	109,781	80,723
Total current assets	1,141,572	1,076,892
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $362,430 in 2006 and $226,195 in 2005	505,153	624,613
Other assets		
Security deposit	32,130	32,130
Total assets	$ 1,678,855	$ 1,733,635
LIABILITIES AND MEMBERS' EQUITY		
Current liabilites		
Accounts payable and accrued expenses - Notes 3 and 6	$ 560,447	$ 325,262
Commitments - Notes 7, 8 and 9		
Members' equity - Note 1	1,118,408	1,408,373
Total liabilities and members' equity	$ 1,678,855	$ 1,733,635

The accompanying notes are an integral part of these financial statements.

WEISS INVESTMENT MANAGEMENT SERVICES, LLC
STATEMENTS OF OPERATIONS

	Year Ended December 31	
	2006	2005
Revenues		
Commissions	$ 3,368,919	$ 2,612,755
Rent income	36,998	33,568
Interest	366,473	172,734
Other revenue	-	149
Total revenues	3,772,390	2,819,206
Expenses		
Employee compensation, benefits and payroll taxes	1,772,450	1,101,156
Floor brokerage, clearance and related fees and expenses	536,367	341,312
Occupancy costs	208,929	198,114
Professional fees	118,971	105,853
Market data, communications and other fees	749,087	587,359
Other operating expenses	289,821	159,232
Total expenses	3,675,625	2,493,026
Income before depreciation	96,765	326,180
Provision for depreciation	136,235	134,795
Net (loss) income	$ (39,470)	$ 191,385

The accompanying notes are an integral part of these financial statements.

WEISS INVESTMENT MANAGEMENT SERVICES, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Members' Equity	Accumulated Deficit	Total Members' Equity
Balance, January 1, 2005	$ 2,041,673	$ (574,189)	$ 1,467,484
Capital withdrawals	(250,496)	-	(250,496)
Net income	-	191,385	191,385
Balance, December 31, 2005	1,791,177	(382,804)	1,408,373
Capital withdrawals prior to reorganization	(250,495)	-	(250,495)
Capital transfer - Note 1	(1,381,033)	-	(1,381,033)
Capital contribution	1,381,033	-	1,381,033
Net loss	-	(39,470)	(39,470)
Balance, December 31, 2006	$ 1,540,682	$ (422,274)	$ 1,118,408

The accompanying notes are an integral part of these financial statements.

WEISS INVESTMENT MANAGEMENT SERVICES, LLC
STATEMENTS OF CASH FLOWS

	Year Ended December 31	
	2006	2005
Cash flows provided by operating activities		
Net (loss) income	$ (39,470)	$ 191,385
Adjustments to reconcile net (loss) income to net cash from operating activities:		
Depreciation	136,235	134,795
Gain on disposal of asset	-	(149)
Decrease (increase) in due from other broker-dealers and clearing organizations	29,488	(388,368)
Increase in prepaid expenses	(29,058)	(50,234)
Increase in deposits with clearing organizations	(8,386)	(103,352)
Increase in accounts payable and accrued expenses	235,185	285,884
Net cash provided by operating activities	323,994	69,961
Cash flows used in investing activities		
Purchase of furniture and equipment	(16,775)	(1,851)
Cash flows used in financing activities		
Capital contributions	1,381,033	-
Capital withdrawals	(1,631,528)	(250,496)
Net cash used in financing activities	(250,495)	(250,496)
Net increase (decrease) in cash	56,724	(182,386)
Cash, beginning of period	229,590	411,976
Cash, end of period	$ 286,314	$ 229,590

The accompanying notes are an integral part of these financial statements.

WEISS INVESTMENT MANAGEMENT SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

1. Organization and Nature of Business

Weiss Investment Management Services, LLC (the Company) is a limited liability company formed in December 2003 under the laws of the State of New York and began operations in August 2004.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker-dealer, which includes various securities trading and brokerage activities.

In May 2006, the Company received approval of an ownership change under NASD Rule 1017. In connection therewith, effective June 30, 2006 the Company entered into a purchase agreement (the Agreement) with GWA, LLC (GWA) and WIMS Holding Company LLC (WIMS Holding) to recapitalize its business.

Under the restructured capitalization, the Company created Class A (Class A) and Class B (Class B) membership interests. Income or losses of the Company attributed to affiliates or customers of GWA is allocated to Class B. All other income or losses of the Company is allocated to Class A.

Under the terms of the Agreement, GWA became a 63% owner of Class A and a 100% owner of Class B. As consideration, GWA cancelled $2,935,061 of existing loans made to WIMS holding, including accrued interest. WIMS Holding received the remaining 37% of Class A.

2. Summary of Significant Accounting Policies and Basis of Presentation

A. Commissions and related expenses

The Company recognizes commission income and related expenses such as floor brokerage and clearance fees on a trade date basis.

B. **Cash**

The Company maintains its cash in bank deposit or brokerage accounts that, at times, may exceed insured limits. The Company has not experienced any losses in such accounts or instruments. The Company believes its cash is not exposed to any significant credit risk.

C. **Use of estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results could differ from the estimates.

D. **Liabilities subordinated to claims of general creditors**

The SEC requires that broker-dealers disclose a statement of changes in liabilities subordinated to claims of general creditors for each year on which a report is issued unless no subordinated liabilities exist at any time during the years reported. During the years ended December 31, 2006 and 2005, there were no subordinated liabilities. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

E. **Income taxes**

Prior to its recapitalization, the Company was treated as a "disregarded entity" for federal and state income tax purposes and was considered a division of its single member owner, WIMS Holding. All taxable income or losses were reported by WIMS Holding.

Effective with the date of recapitalization, the Company is converted to a partnership for federal and state income tax purposes. As such, the members report their share of the Company's taxable earnings or losses on their respective federal and state income tax returns. Consequently, the accompanying financial statements of the Company do not include a provision for current or deferred income taxes.

F. **Furniture, equipment and leasehold improvements**

Fixed assets have been recorded at cost and are being depreciated over the estimated useful lives of the related assets as follows:

Computer software	3 years
Office equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Term of lease

3. Employee Benefit Plan

In 2006, the Company began participating in the defined contribution profit sharing plan of George Weiss Associates, Inc. (GWAI), an affiliate. The plan covers substantially all eligible employees. An employee shall become a participant effective as of the first day of the plan year in which such employee meets certain eligibility requirements. Employees who have completed one month of service and have attained age 21 shall be eligible to participate as of the date such employee has satisfied such requirements.

Contributions are at the discretion of the Company and are not limited to years in which the Company has current or accumulated net profit. The maximum annual contribution for 2006 is the lesser of $33,000 or 15% of the participant's compensation. At December 31, 2006, the Company has accrued $204,987 in profit sharing contributions.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). On May 3, 2006, the NASD approved the Company's election not to be subject to the Aggregate Indebtedness Standard of SEC Rule 15c3-1 (a)(1)(i). Therefore, the Company will not permit their net capital to be less than the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirement for Brokers and Dealers.

WEISS INVESTMENT MANAGEMENT SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

The Company had net capital of $445,055 and $624,628 at December 31, 2006 and December 31, 2005, respectively, which was $195,055 and $602,944 in excess of its required net capital of $250,000 and $21,684 at December 31, 2006 and December 31, 2005, respectively.

5. Reserve Requirement

The Company does not hold funds or securities for, nor owe money or securities to customers. Therefore, the Company is exempt from the reserve requirements as defined by the SEC under Rule 15c3-3.

6. Related Party Transactions

The Company purchases certain administrative services from GWAI, Weiss Multi-Strategy LLC (WMS) and Weiss Special Operations, LLC (WSO). Payments for these services during the years ended December 31, 2006 and 2005 were $523,007 and $229,469, respectively. As of December 31, 2006 and 2005, amounts due to GWAI, were $18,886 and $75,667 respectively. As of December 31, 2006, amounts due to WMS and WSO were $26,286 and $4,759, respectively.

7. Financial Instruments

In the normal course of business, the Company's activities involve the execution of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

8. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

WEISS INVESTMENT MANAGEMENT SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

9. Commitments

The Company conducts its operations from a facility that is leased until April 2014. Rent expense totaled $208,929 and $198,114 for the years ended December 31, 2006 and December 31, 2005, respectively.

At December 31, 2006, future minimum lease payments are as follows:

Year ending December 31	
2007	$ 209,227
2008	215,041
2009	221,030
2010	227,198
2011	233,551
Thereafter	486,931
	$ 1,592,978

WEISS INVESTMENT MANAGEMENT SERVICES, LLC
COMPUTATION OF NET CAPITAL

Supplemental Schedule 1

	Year Ended December 31, 2006	Year Ended December 31, 2005
Total members' equity from statements of financial condition (all allowable for net capital)	$ 1,118,408	$ 1,408,373
Deductions:		
Prepaid expenses	109,781	80,723
Security deposit	32,130	32,130
Net fixed assets	505,153	624,613
Excess broker's bond deductible	20,000	45,000
Other	6,289	1,279
	673,353	783,745
Net capital before haircuts on securities positions	445,055	624,628
Net capital, as defined	445,055	624,628
Minimum net capital requirement	250,000	21,684
Excess net capital	$ 195,055	$ 602,944
Aggregate indebtedness	$ 560,447	$ 325,262
Ratio: Aggregate indebtedness to net capital	1.2540 to 1	.5207 to 1

The above computation of net capital was compared to the computation of net capital reported by the Company on the unaudited Focus Reports as of December 31, 2006 and December 31, 2005. There were no material differences in the computation of net capital of Weiss Investment Management Services, LLC.

See independent auditor's report.


SEC MAIL
RECEIVED
FEB 28 2007
WASH. D.C.
210
SECTION

WEISS INVESTMENT MANAGEMENT SERVICES, LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2006


Demasco
Sena
Jahelka LLP
Certified Public Accountants

properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure and the practices and procedures referred to above, misstatement due to error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the Company's internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we


Demasco
Sena
Jahelka LLP
Certified Public Accountants

believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Demasco, Sena & Jahelka LLP

Massapequa, New York
February 20, 2007

END